Via Facsimile and U.S. Mail
Mail Stop 6010

March 8, 2006

Mr. William Borne
Chief Executive Officer and
Chairman of the Board
Amedisys, Inc.
11100 Mead Road, Suite 300
Baton Rouge, LA 70816

Re: Amedisys, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 17, 2005
Form 10-Q for the Period Ended September 30, 2005
Filed November 9, 2005
File No. 000-24260

Dear Mr. Borne:

We have reviewed your March 3, 2006 response letter to our February 17, 2006 comment letter and have the following comments. Where indicated, we think you should revise your Form 10-K for the fiscal year ended December 31, 2004 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 27

Critical Accounting Policies, page 32

1. Regarding the disclosures you proposed in response to part c. of prior comment one, please disclose why your days revenue outstanding significantly increased, even after apparently adjusting your calculation of these amounts "due to [your] significant acquisitions and [your] internal growth."

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, F-6

2. Based on your response to prior comment two, it still appears that the predominant source, as contemplated by paragraph 24 of SFAS 95, of the overpayments made by Medicare and your repayment of those amounts was an operating activity. Had they been successful, your efforts to obtain financing to settle the Medicare obligation may have resulted in cash flows from a financing activity under paragraph 18. However, Medicare simply granting you the option to settle an existing obligation over an extended period would not appear to have resulted in any cash flows, much less any from a financing activity. As the obligation appears to have arisen in the normal course of your operations and as the receipt of the overpayments appear to have been classified as an operating activity, it would appear the repayment of those amounts should also have been classified as an operating activity. As such, please restate your statements of cash flows and related disclosures to reflect the payments for Medicare liabilities as an operating activity.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Part I – Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements, page 6

7. Acquisitions, page 10

2005 Acquisitions, page 10

3. We have the following comments regarding the disclosures you proposed in response to prior comment five:

   a. As the "other identifiable intangibles" would presumably already be included among "the net identifiable assets," please revise the following proposed disclosure (and, if necessary, the related purchase price allocation): "The excess of the purchase price over the fair value of the net identifiable assets was allocated to goodwill and other identifiable intangibles."

b. Please ensure that the pro forma disclosures are covered by the audit and not marked "unaudited" in the December 31, 2005 Form 10-K as they appear to be required by paragraphs 54 and 55 of SFAS 141.

* * * *

As appropriate, please amend your Form 10-K for the year ended December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant